UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41559

Robo.ai Inc.

(Translation of registrant’s name into English)

Office 114-117, Floor 1, Building A1

Dubai Digital Park, Dubai Silicon Oasis

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Director Resignations

On December 22, 2025, Robo.ai Inc., a Cayman Islands exempted company (the “Company”), received the resignation of Aaron Huainan Liao from the Company’s Board of Directors and as the Company’s Executive Global President, effective December 31, 2025.

On December 23, 2025, the Company received the resignations of Michael Cashel and Alain Batty, effective December 31, 2025, each from the Company’s Board of Directors, Nomination Committee and Strategy and Environmental Social and Governance Committee.

Messrs. Liao, Cashel and Batty resigned for personal reasons and not as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2025	Robo.ai Inc.

	By:	/s/ Benjamin Bin Zhai
	Name: Title:	Benjamin Bin Zhai Chief Executive Officer

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